UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mediavest, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26824R 10 9
(CUSIP Number)

Peter Guber
4751 Wilshire Blvd., 3rd Floor
Los Angeles, CA 90010

Copy to:

Kenneth Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 935-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 24, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 26824R 10 9	SCHEDULE 13D 13D

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Guber Family Trust (95-3522370)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,500,000
EACH REPORT REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

________________________
1 Based on a total of 16,730,000 shares of Common Stock outstanding on May 17, 2007 as reported in the Company’s Form 10QSB as filed with the SEC on May 18, 2007.

Page 2 of 6 Pages

CUSIP NO. 26824R 10 9	SCHEDULE 13D 13D

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Guber, as Trustee of the Guber Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,500,000
EACH REPORT REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

Page 3 of 6 Pages

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Mediavest, Inc., a New Jersey corporation (the “Company”). The principal executive office of the Company is located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA 90067.

Item 2. Identity and Background

(a) This statement is being filed jointly by (i) the Guber Family Trust (the “Trust”) and (ii) Peter Guber, as Trustee of the Guber Family Trust (together, the “Reporting Persons”). The Trust is a trust that has been established by Peter Guber. Peter Guber is the trustee and makes all of the investment and voting decisions for the Trust.

(b) The address of the Reporting Persons is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(c) Peter Guber is one of the principal owners and operators of Mandalay Entertainment Group, which develops, owns and operates media properties in motion pictures, television, sports, music and new media.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Trust was established in California. Peter Guber is a United States citizen.

________________________
2 Based on a total of 16,730,000 shares of Common Stock outstanding on May 17, 2007 as reported in the Company’s Form 10QSB as filed with the SEC on May 18, 2007.

Page 4 of 6 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The 4,500,000 shares of Common Stock were acquired directly from the Company at an aggregate price of $2,250,000, or $0.50 per share. The shares were purchased using working capital.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes. On August 6, 2007, the Board of Directors (“Board”) of the Company invited Peter Guber to serve as Co-Chairman and a director of the Board.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the Trust beneficially owns 4,500,000 shares of Common Stock, which represents approximately 20.7% of the issued and outstanding shares of Common Stock. The percentage ownership was calculated on the basis of 16,730,000 shares of Common Stock outstanding on May 17, 2007 as reported in the Company’s Form 10QSB as filed with the SEC on May 18, 2007. Peter Guber disclaims all beneficial ownership in the securities owned by the Trust.

(b) Peter Guber, as trustee of the Trust, has the sole power to vote and dispose of 4,500,000 shares of Common Stock.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2007

Guber Family Trust

/s/ Peter Guber
Peter Guber, as Trustee of the Guber Family Trust

Peter Guber

/s/ Peter Guber

Page 6 of 6 Pages